[Letterhead of Massey Energy Company]

4 North 4th Street

Richmond, Virginia 23219

December 9, 2005

VIA EDGAR and Facsimile (202) 772-9203

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions

Massey Energy Company

Schedule TO-I for 4.75% Convertible Senior Notes due 2023

Schedule TO-I for 2.25% Convertible Senior Notes due 2024

filed November 23, 2005

File No. 005-30745

Dear Ms. Griffith:

In connection with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. David M. Carter, dated December 7, 2005, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Thomas J. Dostart
Vice President, General Counsel & Secretary